Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

September 15, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey Long

Re:       Corbin Multi-Strategy Fund, LLC: File No. 811-22517

Dear Mr. Long:

The following responds to the comments you provided on September 3, 2020 in connection with your review of the Annual Report to Shareholders for the fiscal year ended March 31, 2020 of the Corbin Multi-Strategy Fund, LLC (the “Fund”).

1.	Comment: Beginning with the semi-annual report for the period ended September 30, 2020, for those Investment Funds that issue shares, please list the number of shares held in each in the Schedule of Investments.

Response: Beginning with the semi-annual report for the period ended September 30, 2020, the Fund will list the number of shares held in each Investment Fund that issues shares in the Schedule of Investments.

2.	Comment: Beginning with the semi-annual report for the period ended September 30, 2020, if any of the investments are restricted securities, please include the acquisition date in the Schedule of Investments.

Response: Beginning with the semi-annual report for the period ended September 30, 2020, the Fund will include the acquisition date of the investments that are restricted securities in the Schedule of Investments.

3.	Comment: Beginning with the semi-annual report for the period ended September 30, 2020, indicate by an appropriate symbol which investments are non-income producing.

Response: The Fund respectfully declines to make this change because the Schedule of Investments identifies which investments are income producing with an asterisk and therefore, the investments that are not income producing are sufficiently identified because they are not so marked.

4.	Comment: Beginning with the semi-annual report for the period ended September 30, 2020, for each credit default swap listed in the Schedule of Investments, please include the frequency of the Fund’s payments.

Response: Beginning with the semi-annual report for the period ended September 30, 2020, the Fund will include the frequency of the Fund’s payments for each credit default swap listed in the Schedule of Investments.

The preceding comments and related responses have been provided by and discussed with management of the Fund. Thank you for your time and consideration.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara